Quartz Mountain Expands Maestro Project With Claim Acquisition

January 16, 2026 – Vancouver, British Columbia – Quartz Mountain Resources Ltd. (TSXV: QZM, OTCQX: QZMRF) ("Quartz" or the "Company") is pleased to announce that it has entered into a purchase agreement with Wild West Gold Corp. to acquire an additional mineral claim contiguous with the Company's 100%-owned Maestro Project in central British Columbia ("BC"). The acquisition expands Quartz's land position at Maestro to 2,422 hectares and further consolidates prospective mineral host rocks adjacent to the Company's primary project area.

Bob Dickinson, Quartz's Chairman commented, *"This newly acquired claim now forms part of the Maestro project area, where exploration activities have been underway to advance multiple priority targets. This acquisition is strategic to Quartz and illustrates our strong conviction in the potential of Maestro. Quartz was built with the mission to discover and transact high-value gold-silver-copper projects that are coveted by major operators and this expansion of Maestro contributes to that strategy. The potential for Maestro is significant and we are looking forward to the additional drill programs and survey results coming in 2026. Our Phase 4 drill program is planned to mobilize in early February."*

Acquisition Highlights

- The acquired claim comprises approximately 113 hectares immediately adjacent to the east of the current Maestro property claims.
- The claim acquisition secures ground adjacent to a newly identified, multi-element soil geochemical anomaly on the Maestro Project, providing important area protection.
- The expanded land position enhances Quartz Mountain's ability to advance exploration across the broader Maestro area, which hosts geological features and a mineralization age similar to the new Blackwater Mine (Artemis Gold) near Vanderhoof.
- Recent drilling at the Maestro Property (Nov. 3, 2025) has commenced delineating the Prodigy Au-Ag-Mo-Cu discovery, with 8,346 metres completed in 13 holes and a fully funded Phase 4 drill program is planned to commence in February 2026.

Transaction Details

Quartz has entered into a claim purchase agreement with Wild West Gold Corp. an arms-length Canadian exploration company, to acquire a 100% interest in a mineral claim subject to the approval of the TSX-Venture Exchange and other customary conditions. The consideration consists of 25,000 Quartz shares upon closing of the transaction.

About Quartz

Headquartered in Vancouver, Canada, Quartz Mountain Resources (TSXV:QZM, QTCQX:QZMRF) is a well- funded public company whose successful mine-finding management team is focused on discovering and transacting important-scale gold, silver and copper projects in British Columbia. The Company owns 100% of the Maestro gold-silver project and 100% of the Jake porphyry copper-gold-silver project. Both projects are permitted by the British Columbia government for drilling activities with access to infrastructure and high potential for the development of substantial resources for significant future transactions.

Quartz is associated with Hunter Dickinson Inc. (HDI), a company with over 35 years of successfully discovering, developing and transacting mineral projects in Canada and internationally. Former HDI projects in British Columbia included Mount Milligan, Kemess South and Gibraltar all of which are porphyry-copper±gold deposits with current-producing or former-producing mines. Recently, Amarc Resources, also an associate of HDI, which is in joint venture with Freeport Minerals Canada Inc., announced the exciting discovery of the high grade, AuRORA gold-copper porphyry deposit in British Columbia. Other well-known projects with HDI involvement include Sisson and Prosperity in Canada, Pebble and Florence in the United States, and Xietongmen in China.

Quartz is committed to the advancement of important-scale, critical and essential mining assets while following responsible mineral development principles, including a mandate to employ best-practice approaches in the engagement and involvement of local communities and meeting rigorous environmental standards.

About Maestro

The Maestro Project, located in central British Columbia, lies adjacent to Highway 16, 15 km north of Houston and 45 km south of Smithers, providing year-round road access to the project and nearby infrastructure including, rail, hydroelectricity, and natural gas. Covering 2,422 hectares, it has a rich exploration history dating back to 1914, primarily focusing on the Lone Pine Mo-Cu porphyry deposit and not the precious metals potential of the surrounding area (see Quartz news release March 19th, 2024, and NI 43-101 Technical Report and Preliminary Economic Assessment, P&E Mining Consultants Inc., January 21st, 2011).

Since acquiring the property, Quartz has conducted comprehensive geochemical and geophysical surveys, including soil/silt sampling, induced polarization geophysics, airborne magnetic surveys, hyperspectral studies, detailed relogging of historical drill core and assaying for gold only 976 pulp samples derived from historical assaying of numerous core holes located across the Maestro Property. Quartz's first ever drill test on its Maestro Property, a Phase One, two-hole drill program at the Prodigy Zone, discovered exciting high-grade Au-Ag lodes and Ag-Au veins which are both hosted within an extensive epithermal Au-Ag system. The Au lodes and Ag veins along with the more disseminated precious metals intersected by the drill holes are all hosted within a large and earlier deposited, Mo-Cu porphyry system. Quartz's second core hole, PR23-02 intersected 102 meters grading 2.22 g/t Au and 104 g/t Ag, including 12 meters grading 1.23 g/t Au and 586 g/t Ag and also 36 meters of 5.73 g/t Au and 87 g/t Ag. Drill results to date indicate high potential for both bulk tonnage and underground high-grade gold and silver mineralization. Three phases of delineation type drilling of the new Prodigy discovery at Maestro have been completed and announced. It is expected that further drilling at Prodigy will be consistently advanced in multiple stages during 2026. Mineralization remains open in multiple directions and at depth, promising significant further potential.

About Jake

Mineralization at Jake is situated within a prominent rusty coloured gossan measuring 3.5 km long by 1.5 km wide. The combination of extensive historical and recent exploration work has outlined a very expansive altered area at Jake hosting epithermal and porphyry-style sulphide disseminations and veinlets containing Cu-Au-Ag-Zn-Mo and Re. A series of modern surface exploration programs were first completed by Quartz to build on very compelling historical data on the Property developed by legendary porphyry copper explorers, including Kennco, Canadian

Superior, Cities Service, Placer Development and Teck Corp. Taken together this comprehensive technical database defined a significant-scale porphyry copper-gold deposit target which Quartz tested with 3,418 meters of drilling in seven 7 holes during 2024. This initial drill program successfully discovered a new porphyry copper-gold-silver system, wide open to expansion. Upon discovery, Quartz acquired a 100% interest in mineral tenures over an entire new BC porphyry copper-gold district surrounding the Jake Property. The next milestone towards a transaction will be delineation drilling of the new Jake discovery, currently being planned to commence after successful delineation drilling being conducted at Maestro over 2025.

Qualified Person

Farshad Shirmohammad, M.Sc., P.Geo., a "Qualified Person" within the meaning of National Instrument 43-101 – Standards of Disclosure for Minerals Projects, who is not independent of Quartz Mountain Resources Ltd., has reviewed and approved the scientific and technical information contained in this news release

On behalf of the Board of Directors
Robert Dickinson
Chairman

For further information, please contact:

Bob Dickinson
Email: robertdickinson@hdimining.com Ph: +1 604-684-6365
or:
Roger Blair
Email: rblair@acuityadvisorycorp.com Ph: +1 604-351-0025
or
Jeff Wilson
E Mail: jwilson@acuityadvisorycorp.com Ph: +1 604-837-5440

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company's projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining

activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedarplus.ca and its 20F filings with the United States Securities and Exchange Commission.

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